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KY 3/26

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50372

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY) X

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Williams Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

860 Canal Street
(No. and Street)

Stamford (City) Connecticut (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David B. Williams (203) 353-7670
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) Roseland (State) 07068 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY 3/27

OATH OR AFFIRMATION

I, David B. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Williams Trading, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

YOUSSEF KHAMMOUCH
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2009

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAMS TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

WILLIAMS TRADING, LLC AND SUBSIDIARIES

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Williams Trading, LLC

We have audited the accompanying consolidated statement of financial condition of Williams Trading, LLC and Subsidiaries (collectively, the "Company") as of December 31, 2008. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Williams Trading, LLC and Subsidiaries as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 23, 2009

WILLIAMS TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
Cash and cash equivalents	$ 3,632,742
Receivables from clearing brokers, including clearing deposits of $1,350,000	3,397,568
Commissions receivable	1,836,749
Securities owned, at fair value	372,992
Other investments owned, at fair value	100,000
Property and equipment, net	847,168
Other assets	244,256
	$ 10,431,475
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 135,135
Accounts payable and accrued expenses	5,158,774
Total liabilities	5,293,909
Minority interest	4,389
Member's equity	5,133,177
	$ 10,431,475

See accompanying notes to consolidated financial statements.

WILLIAMS TRADING, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of business

Williams Trading, LLC ("Williams Trading") is a New York limited liability company, formed in July 1997 and commencing operations in March 1998 as an approved broker-dealer. Williams Trading is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the NYSE ARCA Exchange (NQX), and the NASDAQ exchange.

Williams Trading operations are also conducted through its wholly-owned and majority owned subsidiaries.

Williams Trading (UK) Limited ("Williams UK"), a wholly-owned subsidiary of Williams Trading, is an entity that is the majority owner (97%) of Williams Trading Europe, LLP ("Williams Europe"). Williams Europe commenced operations March 16, 2006, as a registered broker-dealer with the Financial Services Authority ("FSA") located in the United Kingdom.

Williams Trading Canada, ULC ("Williams Canada"), a wholly-owned subsidiary of Williams Trading, was incorporated in Alberta, Canada in January 2008 and commenced operations in Montreal, Canada in May 2008. Williams Canada is a registered broker dealer with the Ontario Securities Commission.

Williams Helo, LLC ("Williams Helo"), a wholly-owned subsidiary of Williams Trading, is an entity that owns a share of a helicopter.

Williams Trading, Williams UK, Williams Europe and Williams Canada (collectively, the "Company") executes trades with or on behalf of, and earns commissions from, managers of private investment funds ("clients") and also conducts trading activity for its own account.

2. Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of Williams Trading, Williams Helo, Williams UK, Williams Canada and Williams Europe. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, which consist of equity securities, corporate bonds, and options are valued at market and unrealized gains and losses are reflected in revenues.

2. Summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related income and expenses are recorded on the trade-date basis.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Lives	Principal Method
Furniture and fixtures	3-5 Years	Straight-line
Telecommunication and other equipment	3-5 Years	Straight-line
Computer hardware and software	3-5 Years	Straight-line
Leasehold improvements	Lease Term	Straight-line
Helicopter share	5 Years	Straight-line

Foreign Currency Conversion

Foreign currency transactions and the financial statements of Williams Trading foreign subsidiaries are translated into U.S. dollars at prevailing or current rates respectively, except for revenues and expenses which are translated at average currency rates during the reporting period. Exchange gains and losses resulting from foreign currency transactions are recognized currently. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of operations and are reported as a separate component of member's equity. The annual currency translation adjustment decreased member's equity by approximately $978,000 at December 31, 2008.

Comprehensive Income

Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," establishes standards for reporting and displaying comprehensive income and its components in member's equity. SFAS No. 130 requires the components of other comprehensive income, such as changes in foreign currency translation adjustments, to be added to net income to arrive at comprehensive income. Other comprehensive income items have no impact on net income as presented in the consolidated statement of operations and comprehensive income.

Income Taxes

The Company is a limited liability company and has made an election to be treated as an S Corporation for federal and state income tax purposes. Accordingly, the individual Member reports the Company's income or loss on his personal income tax returns. Williams UK is subject to corporation tax at the rate of 30%. Williams Canada is subject to corporate tax at both the federal and local level having an effective rate of approximately 30%.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques: Investments in Private Investment Companies

Investments in private investment companies are typically valued utilizing the net asset valuations provided by the underlying private investment companies and/or their administrators. The company considers subscription and redemption rights, including any restrictions on the disposition of the interest in its determination of fair value. Investments in private investment companies are included in Level 3 of the fair value hierarchy.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

3. Securities owned and securities sold, not yet purchased

Details of securities owned and securities sold, not yet purchased, at market, at December 31, 2008 are as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 140,825	$ 135,135
Corporate bonds	182,500	-
Options	49,667	-
	$ 372,992	$ 135,135

4. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a discussion of the Company's policies regarding this hierarchy. The Company's financial assets and liabilities measured at fair value on a recurring basis include those securities classified as securities owned on the statement of financial condition (see Note 3).

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance December 31, 2008
Securities owned, at fair value	$ 372,992	$ -	$ -	$ 372,992
Other investments owned, at fair value	$ -	$ -	$ 100,000	$ 100,000
Liabilities				
Securities sold, not yet purchased, at fair value	$ 135,135	$ -	$ -	$ 135,135

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observevable and unobservable inputs.

Assets	Balance January 1, 2008	Realized Loss	Balance December 31, 2008
Investments at fair value	$ 150,000	$ (50,000)	$ 100,000

5. Property and equipment

Property and equipment consist of the following at December 31, 2008:

Furniture and fixtures	$ 307,286
Telecommunication and other equipment	325,234
Computer hardware and software	1,198,171
Leasehold improvements	551,750
Helicopter share	175,000
	2,557,441
Less accumulated depreciation and amortization	1,710,273
	$ 847,168

6. Related party transaction

During 2008, the Company paid a related party approximately $14,000 for consulting services that were performed throughout the year.

7. Commitments and contingencies

The Company is obligated under two operating lease agreements for office space, expiring through March 2013, which provides for approximate aggregate future minimum rental payments, excluding rent escalation based on operating costs, as follows:

Year ending December 31,	
2009	$ 436,000
2010	436,000
2011	436,000
2012	404,000
2013	16,000

Williams Trading has a partial sub-lease arrangement for a portion of their office space. Williams Trading received approximately $142,000 in connection with this arrangement during 2008.

7. Commitments and contingencies (continued)

Williams Europe rents office space under a Tenancy at Will agreement. The agreement calls for monthly rental payments determined at the daily rate of £150 or approximately $102,000 for the year ending December 31, 2008. Williams Europe has a partial sub-lease arrangement for a portion of their office space in which they received approximately $51,000 during 2008.

For the year ended December 31, 2008, rent expense for the Company, net of amounts received under the sub-lease arrangements, including escalation charges, was approximately $384,000.

8. Net capital requirement

Williams Trading is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, Williams Trading's net capital was approximately $2,116,000 which was approximately $1,697,000 in excess of its minimum requirement of $419,000.

9. Off-balance sheet risk and concentration of credit risk

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations.

The clearing operation for securities transactions are provided by two brokers. These brokers are members of major securities exchanges. At December 31, 2008, all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held by, and amounts due from, such brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company is subject to credit risk should these brokers be unable to fulfill their obligations to return the Company's securities or repay amounts owed. Substantially all of the Company's receivables from brokers relate to cash balances on deposit and $1,350,000 in aggregate required by the clearing brokers to be maintained on deposit.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specific security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis to minimize the risk of loss. As part of its trading strategy, the Company uses derivative financial instruments. Credit risk and market risk exist with respect to these instruments.

The Company clears all of its securities transactions through the clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

9. Off-balance sheet risk and concentration of credit risk (continued)

In the normal course of business, the Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of these brokers and dealers to pay for or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at the prevailing market prices. However, the Company mitigates risk by dealing with large NQX or FINRA member firms and through a variety of reporting and control procedures.

The Company periodically maintains cash balances in a financial institution, exceeding the Federal Deposit Insurance Corporation coverage of $250,000 which has been increased from $100,000 temporarily through December 31, 2009. Management does not anticipate any material losses as a result of this concentration.

10. Retirement plan

Effective January 1, 2004, the Company's Money Purchase Pension Plan was merged into its 401(k) Profit-Sharing Plan (the "Plan"). The Plan is for the benefit of all eligible employees that may make voluntary contributions to the Plan which cannot exceed $15,500 per annum. Company contributions to the Plan are at the discretion of management. The Company contributed approximately $622,000 to the Plan during the year, which is included in accounts payable and accrued expenses in the consolidated statement of financial condition at December 31, 2008.

11. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

The Company does maintain a "Special Bank Account" for purposes of commission recapture and soft dollar arrangements. At December 31, 2008, the balance in this account was deficient by approximately $300,000. This deficiency was cured on January 9, 2009 when monies in excess of the required amount were transferred into this Special Bank Account.

12. Major customers

During the year ended December 31, 2008, the Company had one major customer that aggregated approximately 20% of total revenues.